NO ACT

DC

P.E. 08/9/2013

Act: 1934
Section: 15(d)
Rule:
Public Availability: 8/12/2013

Received SEC

AUG 12 2013

Washington, DC 20549

August 12, 2013




13002887

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CIL&D, LLC (f/k/a Kaiser Ventures LLC)
Incoming letter dated August 9, 2013

Based on the facts presented, the Division will not object if CIL&D does not file future periodic reports under Section 13(a) of the Securities Exchange Act of 1934. In reaching this position, we particularly note the following:

- CIL&D's stockholders approved and adopted the Plan of Dissolution;
- CIL&D will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses, until such time as CIL&D is eligible to file a Form 15;
- CIL&D will file a final report on Form 8-K at the time the dissolution is complete;
- CIL&D is current in its reporting obligations under the Exchange Act;
- The effective date of the Plan of Dissolution was May 22, 2013 and CIL&D will file a Certificate of Cancellation;
- There is no trading in CIL&D's securities; and
- CIL&D's transfer agent has closed CIL&Ds stock transfer books and discontinued recording transfers of CIL&D's stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Matt S. McNair
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 12, 2013

Mail Stop 4561

Eliot W. Robinson
Bryan Cave
One Atlantic Center, 14th Floor
1201 W. Peachtree Street, N.W.
Atlanta, GA 30309

Re: CIL&D, LLC (f/k/a/ Kaiser Ventures LLC)

Dear Mr. Robinson:

In regard to your letter of August 9, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Acting Chief Counsel



Eliot Robinson
Direct: (404)572-6785
eliot.robinson@bryancave.com

Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 W. Peachtree St., NW
Atlanta, GA 30309
Tel (404) 572-6600
Fax (404) 572-6999
www.bryancave.com

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August 9, 2013

References:
Exchange Act Section 12(g), 13(a) and 15(d)
Exchange Act Rule 12g-4

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: CIL&D, LLC (f/k/a Kaiser Ventures LLC), SEC File No. 000-33433): Request for Relief from Exchange Act Reporting Requirements During Dissolution and Liquidation

Ladies and Gentlemen:

On behalf of CIL&D, LLC (f/k/a Kaiser Ventures LLC), a Delaware limited liability company (the "Company"), we hereby submit a request for relief from various reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the Staff (the "Staff") of the Securities and Exchange Commission grant the Company relief from any further reporting requirements under Section 13(a) or 15(d) of the Exchange Act (commencing with relief from the requirement to file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013), provided that the Company undertakes to disclose any material developments relating to the liquidation and dissolution of the Company by filing Current Reports on Form 8-K.

The Company's Board of Managers approved a Plan of Dissolution and Liquidation of the Company (the "Plan of Dissolution"), which was approved by the members of the Company at a special meeting held on May 22, 2013 (the "Special Meeting"). Pursuant to the Company's then current operating agreement and the Delaware Limited Liability Company Act (the "DLLCA"), the Company was dissolved upon the approval of the holders of a majority of the Company's Class A units. At the Special Meeting all the proposals related to the dissolution of the Company were approved by the requisite vote of the Class A members. Accordingly, with the approval of the Plan of Dissolution on May 22, 2013 (the "Effective Date"), the Company is now dissolved under Delaware law and will proceed to wind up its business and liquidate its remaining assets. Effective as of July 1, 2013, the Company changed its name from "Kaiser Ventures LLC" to "CIL&D, LLC."

In connection with the Plan of Dissolution, the Company also sought and obtained member approval to restate its operating agreement (the "Restated Agreement") to, among other things, provide that the sole purpose of the Company is to dispose of its assets and make provision for its liabilities as required by Delaware law, to wind up its business and affairs and to dissolve. The Company has no objective to continue or engage in the conduct of an active trade or business, except to the limited and reasonable extent necessary for the following: to preserve or protect its assets; to reasonably enhance the value of its assets as part of an anticipated sale or disposition of such assets; to wind up its business and affairs; to discharge, pay or make provision for all of its liabilities; and to distribute its assets in accordance with the Plan of Dissolution and the Restated Agreement. Solely in furtherance of the foregoing, as part of and to further the liquidation and dissolution process, the Company may engage directly or indirectly in sales of existing stockpiles and/or in the recycling and reprocessing of mine tailings at the Company's Eagle Mountain property to the limited extent necessary to preserve or enhance the value of its assets in connection with an ultimate bulk sale of such assets as disclosed below.

Outstanding Securities

As of July 8, 2013, the Company had 7,096,806 Class A units issued and outstanding, which are owned of record by 3,256 members. The Company's Class A units are registered under Section 12(g) of the Exchange Act as a result of the filing of a Form 8-A on December 21, 2001. The Company does not have any other class of securities registered, or required to be registered, under Section 12 of the Exchange Act or giving rise to a reporting obligation under Section 15(d) of the Exchange Act. The issuance of the Class A unit was registered on a Form S-4 Registration Statement declared effective in 2001 in connection the conversion of the Company's predecessor, Kaiser Ventures Inc., to a limited liability company structure. As a result of the 2001 Form S-4, the Company is subject to the reporting requirements under Section 15(d) of the Exchange Act, but the Company's reporting obligations thereunder are suspended so long as the Class A units are registered under Section 12 of the Exchange Act.

Since the creation of the Company in connection with the conversion of its predecessor into a limited liability company in 2001, the units have always been subject to substantial transfer restrictions under the Company's operating agreement. As a result, the units have never been tradable on a secondary market or the substantial equivalent thereof. Prior to the Effective Date, holders of Class A units were not permitted to transfer such units unless the following conditions were met: (i) the holder had provided written notice of the circumstances and details of the proposed transfer; (ii) the holder had provided a legal opinion reasonably satisfactory to the Company regarding compliance with applicable securities laws; (iii) the transferee had agreed in writing to be bound by the Company's operating agreement; (iv) the Company was reasonably satisfied that the proposed transfer would not terminate the Company's status as a limited liability company or materially affect the tax treatment of the

Company in any way; and (v) the Company's reasonable expenses in connection with the transfer were reimbursed. Accordingly, there have been limited sales of the Class A Units since the conversion of the predecessor into the Company in 2001. Since the Effective Date, the units may not be transferred, except by will, intestate succession or operation of law. As of the Effective Date, the Company's transfer books for the units were closed, and the Company and its prior transfer agent discontinued the processing of transfers, other than transfers by will, intestate succession or operation of law, and the completion of the processing of transfers initiated prior to the Effective Date. The Company discontinued its engagement of a third-party transfer agent following the Effective Date.

The Company also has Class B, C and D units outstanding. There are not more than 300 holders of record of the outstanding Class B, C and D units. In fact, there are only three Class B unit holders, three Class C unit holders and two Class D unit holders. The Company has no outstanding securities other than the Class A, B, C and D units. The Company is current in its Exchange Act reporting obligations and has timely filed all of its required reports during at least the last three years. The Company is a "smaller reporting company" pursuant to Rule 12b-2 under the Exchange Act.

Background

The Company is the reorganized successor by merger to Kaiser Steel Corporation, which was an integrated steel manufacturer that filed for bankruptcy protection in 1987. Until the Effective Date of the Company's Plan of Dissolution, the Company's business had been developing and monetizing as appropriate the remaining assets received from the Kaiser Steel Corporation bankruptcy. In September 2000, the Board of Directors of the Company's predecessor, Kaiser Ventures Inc. ("Kaiser Inc."), approved a strategy to maximize the cash ultimately to be distributed to Kaiser Inc.'s then owners, who became the Company's members as a result of the reorganization in 2001. Consistent with this strategy, the Company has completed or entered into a number of transactions since 2000. These transactions resulted in a $2.00 per share return of capital distribution to shareholders of Kaiser Inc. in 2000 and, with the conversion of Kaiser Inc. to a limited liability company in November 2001, a distribution to shareholders of $10.00 plus one Class A unit per share in the Company upon surrender of their Kaiser Inc. stock. An additional distribution of $1.50 per unit was made in May 2012 following the sale of the Company's 50% indirect ownership interest in West Valley MRF, LLC, which was the Company's last operating business that generated dependable cash flow.

The Company's primary remaining assets, in addition to its cash and investments, are its ownership interests in Kaiser Eagle Mountain, LLC ("KEM"), Lake Tamarisk Development, LLC ("Lake Tam") and Mine Reclamation, LLC ("MRLLC"):

- The Company owns 100% of KEM, which owns and controls approximately 10,000 acres of land at Eagle Mountain, California in Riverside County near Desert Center, California (referred to as the "Eagle Mountain Site") where millions of tons of iron ore resources and mined rock exist.

- The Company owns 100% of Lake Tam, which owns land at Lake Tamarisk near Desert Center California. Lake Tamarisk Development owns: (i) 72 single family improved lots, including, one residential structure; (ii) 3 multi-family lots totaling 12.42 acres; (iii) 1 commercial lot totaling approximately 3.31 acres; (iv) an approximate 170 acre parcel of unimproved land across the highway from the main entrance to Lake Tamarisk; (v) an approximate 200 acre unimproved parcel adjoining the nine-hole Lake Tamarisk golf course; and (vi) an approximate 39 acre unimproved parcel adjacent to Lake Tamarisk. The Company is seeking to sell all of the Lake Tamarisk properties.

- The Company owns an 84.247% ownership interest in MRLLC, which had, until late 2011, been seeking to develop a rail-haul landfill (the "Landfill Project") on property at Eagle Mountain that MRLLC had leased and had an option to purchase from KEM. On or about August 9, 2000, MRLLC entered into a contract to sell the Landfill Project to the County Sanitation District No. 2 of Los Angeles County (the "District") for $41 million plus accrued interest from May 2001. Final implementation of the cash maximization strategy was delayed and negatively impacted due to the extensive litigation that involved the Landfill Project. In March 2011, a series of federal legal challenges relating to a land exchange with the Bureau of Land Management critical to the development of the Landfill Project were finally decided adversely to MRLLC.

In mid-2011, the Company engaged an investment banker to identify potential buyers of the Company's ownership interests in KEM, Lake Tam and MRLLC. That process lasted over a year and identified several potential interested parties, although only one party ultimately proceeded with active negotiations with the Company. That party made a deposit with the Company in connection with such proposed acquisition and signed a definitive option/acquisition agreement, which was subsequently terminated. Although the District retained the right to purchase the Landfill Project in its "as is" condition or terminate the agreement with MRLLC, MRLLC refused to further extend the closing date on such agreement (having previously extended the closing date for more than 10 years). In response, the District threatened legal action to compel MRLLC, at its sole expense and risk, to further proceed with obtaining permits for the Landfill Project even though MRLLC had already spent nearly $85 million to obtain permits for and defend the Landfill Project. MRLLC's Board has determined that the expenditure of additional funds to resolve the remaining Landfill Project issues is not appropriate. Similarly, the Board of Managers of the Company (prior to the Effective Date of the Plan of Dissolution) determined that the Company would not further invest in or lend funds to MRLLC to resolve issues relating to the Landfill Project. As a consequence of the District's actions, MRLLC filed for Chapter 11 bankruptcy protection on October 30, 2011 to preserve and protect MRLLC's assets. At this time, MRLLC has not yet emerged from bankruptcy proceedings. Since its bankruptcy filing, MRLLC has been seeking to conclude a plan of reorganization or other means that would permit the sale of its assets. No such sale has been concluded, and the Company cannot predict if or when such sale might occur. The Company is continuing to actively seek buyers for its remaining assets. The Company has also taken steps to seek to minimize any exposure it may have to liabilities resulting from the historical operations of the former Kaiser Steel Corporation by maintaining what it believes to be appropriate reserves and insurance coverage.

On May 22, 2013, the District issued a press release announcing that the District had determined that it would terminate the negotiations for the acquisition of the Landfill Project. As a result, the Company, MRLLC and KEM are currently in negotiations to (i) sell or terminate the lease and real estate option between KEM and MRLLC relating to the Landfill Project, (ii) terminate further efforts relating to the Landfill Project, (iii) enter into a mutual settlement with the District that would facilitate MRLLC's emergence from bankruptcy, all in consideration of and in exchange for an agreement to allocate any proceeds from the sale or lease of the assets of KEM, or the sale of KEM as an entity, net of expenses including a fair allocable share of expenses such as compensation and insurance, between MRLLC and KEM pursuant to an agreed formula. Since the District is MRLLC's principal creditor, the Company expects that the settlement of the District's claim would result in MRLLC emerging from bankruptcy prior to sale of the Eagle Mountain Site or KEM. MRLLC is not engaged in any business operations and has no plans to engage in business operations upon its emergence from bankruptcy proceedings, other than to satisfy its obligations and pursue the sale of its assets.

In addition, the Company also owns all of the interests in Kaiser Recycling, LLC. The major assets of Kaiser Recycling, LLC are: (i) insurance policies on which it is a named or additional insured; (ii) a five acre parcel of land (the "Tar Pits Parcel") on a former steel mill site that remains subject to continuing inspection and maintenance obligations relating to prior environmental remediation; and (iii) any residual of a deposit of money held by the West Valley MRF, LLC or its affiliate after 2042 that would be used to cover any environmental expenses not paid by a third party or by insurance. Effective April 2, 2012, West Valley MRF LLC, an adjacent property owner, leased material portions of Tar Pits Parcel from Kaiser Recycling, LLC. The lease is for 50 years with the right to extend the lease for 50 years in exchange for: (i) payment of all the property taxes for the Tar Pits Parcel; (ii) insuring the Tar Pits Parcel and naming Kaiser Recycling, LLC as an additional insured for general liability purposes; and (iii) performing various maintenance and security obligations on the leased property.

Dissolution of the Company

As noted above, the sale of the Company's 50% indirect ownership interest in the West Valley MRF represented the sale of the Company's last operating business that generated dependable cash flow. The Company's Board of Managers concluded that it was in the best interests of the Company and its members to wind up its operations and dissolve and liquidate. The Board of Managers approved the dissolution and liquidation of the Company pursuant to the Plan of Dissolution on January 15, 2013 and directed that it be submitted for member approval at the Special Meeting.

In accordance with Regulation 14A promulgated under the Exchange Act, the Company filed a definitive proxy statement on April 23, 2013 (the "Proxy Statement") relating to the Plan of Dissolution, the Restated Agreement and the Special Meeting, which describes in detail the financial condition of the Company and the consequences of approval and adoption of the Plan of Dissolution and Restated Agreement. The Class A members approved the Plan of Dissolution and related matters by the requisite vote at the Special Meeting on May 22, 2013.

Upon the Effective Date, the current Board of Managers resigned, and the Restated Agreement eliminated the Board of Managers and instead designated a Liquidation Manager with such power and authority as necessary to manage the dissolution and liquidation of the Company and wind up its affairs. Under the Restated Agreement, the Liquidation Manager has the authority to: sell, exchange, or otherwise dispose of any of the Company's remaining non-cash property and assets, in one transaction or in several transactions to one or more buyers; identify, pay, or provide for the payment of or otherwise make reasonable provision for, any of the Company's remaining, legally enforceable obligations; convert to cash and distribute in one more distributions any remaining assets to the members after payment or provision for payment of claims against and obligations of the Company; and file a Certificate of Cancellation with the Delaware Secretary of State after completing the winding up and liquidation of the Company's business and affairs.

Under the DLLCA, the Company maintains a quasi-existence from the Effective Date of the Plan of Dissolution until it files a Certificate of Cancellation, during which time the Company will undertake to resolve claims, dispose of assets, discharge liabilities and distribute any remaining assets to its members. All of these activities will be performed on behalf of the Company by its Liquidation Manager. As a result of the Effective Date of the Plan of Dissolution, the Company is in the process of giving notice to known, contingent and other potential claimants, and the Company's Liquidation Manager will undertake to pay or otherwise resolve those claims. The Company currently believes that its remaining assets, insurance and the other financial provisions it may make will be sufficient to resolve any remaining valid claims, although that is not assured. To the extent that the Company has any cash assets remaining after resolving or making adequate provision for any remaining claims, and after paying the expenses of the dissolution and liquidation process, the Plan of Dissolution provides that the Company will make liquidating distributions to its Members.

The foregoing background, along with other information pertinent to these matters, is described in more detail in the Proxy Statement.

Reporting History

The Company's Exchange Act reporting history illustrates that the Company has a well-established record of keeping its members informed and up-to-date by making timely disclosure of material information regarding the Company and its business and operations. As disclosed in the October 23, 2001 proxy statement/prospectus in connection with the reorganization of Kaiser Ventures, Inc. into the Company, in September 2000 the Board of Directors of the Company's predecessor adopted a strategy to maximize cash distributions through the sale of assets and holding its interest in West Valley MRF until its sale would maximize value. In a Form 8-K filed April 6, 2012, the Company reported the sale of its indirect 50% ownership interest in West Valley MRF for a gross cash sales price of $25,768,697. Since the sale of the interest in West Valley MRF, the Company's periodic reports have included express disclosure of the Company's status and plans to sell its remaining assets. For example, the Company's Form 10-Q for the quarter ended September 30, 2012 states:

> "Cash Maximization Strategy Status
>
> In September 2000, Kaiser Inc.'s Board of Directors approved a strategy to maximize the cash ultimately to be distributed to our owners taking into account all circumstances and applicable legal requirements. This strategy was continued with the conversion of Kaiser Inc. to a limited liability company at the end of 2001. Consistent with this strategy, Kaiser Inc. historically completed or entered into a number of transactions which resulted in Kaiser Inc. distributing a total of $12 per unit in cash to its shareholders. In particular the adverse final decision in the federal land exchange litigation in March 2011 negatively impacted MRC's ability to pursue the Landfill Project, which in turn altered and adversely impacted the timing of the continuing implementation of the cash maximization strategy. However, with the sale by Kaiser Recycling of its ownership interest in the WVMRF, LLC, the Company's Board of Managers declared and paid a distribution of $1.50 per Class A Unit to unitholders of record as of May 9, 2012. In addition, funds were reserved for known future liabilities and for possible future contingent liabilities. Further implementation of the cash maximization strategy is dependent upon, among other things, the sale of its remaining assets, which the Company continues to pursue."

<u>Limited Activities Pending Liquidation</u>

The Company has no employees. The Company has historically leased employees through Business Staffing, Inc., which was a subsidiary of the Company through December 31, 2010. The Company reimburses Business Staffing for the actual costs associated with 5 full-time (3 at Ontario, California and 2 at Eagle Mountain, California) and 2 permanent part-time employees (1 at Eagle Mountain and 1 in Ontario, California). In addition, Rick Stoddard serves as the Company's Liquidation Manager pursuant to a Liquidation Manager Agreement. Upon the sale of the Eagle Mountain assets, it is anticipated that the number of leased employees would be reduced by the number of individuals that work at Eagle Mountain (2 full-time and 1 part time.) In addition, Business Staffing Inc.'s employment of (i) Jim Verhey as the Company's Executive Vice President-Finance (part-time in Ontario) is scheduled to terminate April 30, 2014, and (ii) Terry Cook as the Company's Executive Vice President-Administration, General Counsel and Secretary (full-time in Ontario) is scheduled to terminate June 30, 2014, but the employment of each may be extended until December 31, 2014.

The Company's KEM subsidiary owns and controls approximately 10,000 acres at the Eagle Mountain Site. KEM has not and does not currently anticipate that it will engage in extractive mining from in-ground resources. As market conditions allow, KEM sells rock and rock products for a per ton royalty primarily to third-party contractors. The third-party contactor picks up, processes (e.g., screening for size or crushing) and transports the rock and rock products from the existing stockpiles of rock, which are estimated to be not less than approximately 168,000,000 tons. KEM's activities are generally limited to having a current employee operate a scale to issue a weight ticket for the trucks departing the Eagle Mountain Site. The other activities are limited to accounting related functions such as billing which are performed by existing employees. All of the processing activities are performed by the third-party contractor.

In addition to rock and rock products, the Eagle Mountain Site has substantial deposits of iron ore as well as up to 44 million cubic yards (estimated) of stockpiled coarse iron ore tailings and up to 18 million cubic yards of iron ore fine tailings. All of the potential purchasers of the Eagle Mountain Site for mining purposes have indicated that they would start operations by the recycling of the current stockpiles of tailings before the commencement of extractive mining of in-ground resources.

The Company has been actively marketing the Eagle Mountain Site for many years. As noted above, the Company retained an investment banker as well as other consultants to assist in the marketing and sale of the Eagle Mountain Site. Through these efforts, the Company has become aware that the regulatory environment under California state law is a significant issue for potential buyers. Potential buyers have expressed significant concerns as whether the necessary permits could be obtained for mining operations, including the recycling and reprocessing of existing stockpiles. According, it has been recommended that the Company consider commencing limited recycling and/or reprocessing of existing stockpiles of tailings on a demonstration basis to show that these activities can be conducted under applicable regulations, as well as to demonstrate the ability to process the stockpiles and ship the resulting product to port and foreign markets. These activities would be conducted on a limited basis, but even on a relatively small scale such activities could demonstrate that the Eagle Mountain mine can operate in California and that it can produce and ship a consistent saleable iron ore product. As a result, such activities would assist in the marketing of the Eagle Mountain Site and enhance its possible purchase price and thereby enhance funds potentially available for distribution to the Company's members. The Company's goal is to sell KEM or for KEM to sell the Eagle Mountain Site as fast as reasonably possible and still achieve an appropriate sales price. The potential limited operations to demonstrate the value of the property are solely intended to advance that goal and not for purposes of engaging in an operating business. The Company anticipates that such third-party contractors would ultimately become likely buyers of the Eagle Mountain assets.

In any event, none of the Company or its subsidiaries would directly engage in these proposed activities. The Company is evaluating two alternatives to outsource these activities. First, KEM may retain a third-party contractor that would reprocess the tailings for a set price per ton, with KEM having logistics and sales responsibility for the resulting product (which KEM would also outsource to one or more other third parties). Alternatively, KEM may enter into a mineral lease for the tailings stockpiles with a third party in exchange for a per ton royalty on sales of iron ore. The third-party lessor would operate the mine on a turn-key basis and assume all risks of reprocessing and transportation as well as market risks. Under either scenario, the third-party operator would furnish the capital for the equipment and personnel necessary to process the tailings. KEM would be responsible for obtaining any additional permits that may be required. Except for one supervisory employee, the Company does not anticipate that any additional personnel would be required.

Discussion

The quasi-existence of the Company following the Effective Date of the Company's dissolution creates difficulties in accomplishing the timely termination of the Company's reporting obligations under the Exchange Act. Pursuant to Rule 12g-4(a), a reporting company may terminate its registration under Section 12(g) of the Exchange Act if (1) it has less than 300 holders of record of a registered class of equity securities, or (2) it has less than 500 holders of record and had total assets of less than $10 million at the end of each of its preceding three fiscal years. Because the current number of holders of record of the Class A units exceeds 300 and its assets at the end of each of 2011 and 2012 exceeded $10 million, the Company is not currently eligible under Rule 12g-4(a) to file a Form 15 to terminate the registration of its Class A units under Section 12(g) of the Exchange Act.

The Commission has stated that it may grant, and in several cases has granted, relief from the reporting requirements of Exchange Act Sections 13(a) and 15(d) to registrants that have ceased or substantially curtailed operations. Registrants seeking such relief must demonstrate to the Commission's satisfaction that such relief is "not inconsistent with the protection of investors" and that full compliance with reporting obligations "would entail unreasonable effort or expense." The Commission found that:

> "an unreasonable effort or expense would result if the benefits which might be derived by the stockholders of the issuer from the filing of the information are outweighed significantly by the costs to the issuer of obtaining the information. For example, where a company has ceased or severely curtailed its operations it might be unreasonable to require it to undergo the expense of obtaining the opinion of an independent auditor on its financial statements." Reporting by Issuers that have Ceased or Severely Curtailed Operations, Exchange Act Release No. 34-9660, (June 30, 1972).

In determining whether suspending a particular issuer's reporting requirements is consistent with the protection of investors, Release No. 34-9660 notes, "the Commission will consider the nature and extent of the trading in the securities of the issuer." It should be noted that there has been no public or secondary market of the securities of the Company since it became a limited liability company effective November 30, 2001.

In several no-action letters issued in this area, consistent with the Commission's policy as stated in Release No. 34-9660, the Staff has previously taken the position that it will grant relief from Exchange Act reporting for an issuer that has filed a certificate of dissolution, where the issuer is current in its Exchange Act reporting obligations through the time of filing its certificate of dissolution, and where, in lieu of continuing to file certain periodic reports, the issuer undertakes to file Current Reports on Form 8-K to disclose to public investors any material developments relating to its dissolution, winding up and liquidation. *See e.g.*, Freedom Financial Group, Inc., SEC No-Action Letter, (Mar. 24, 2010); Genesee Corporation, SEC No-Action Letter, (Dec. 5, 2007); Global Preferred Holdings, Inc., SEC No-Action Letter, (July 18, 2006); Cygnus, Inc., SEC No-Action Letter, (Mar. 27, 2006).

We believe that the Company meets the criteria set forth in Release No. 34-9660 and the Staff's previous no-action letters for granting relief from the Exchange Act reporting requirements. As of the May 22, 2013 Effective Date under the Plan of Dissolution, the Company is not engaged in any business operations other than to satisfy its obligations to dissolve, wind up and liquidate under the Plan of Dissolution or, to the limited extent necessary, to preserve or enhance the value of assets in connection with their sale. Under the DLLCA and the Company's operating agreement, the Company was immediately dissolved as a matter of law upon member approval of the Plan of Dissolution. In this respect, the governing law for Delaware limited liability companies differs from the analogous provisions of the Delaware General Corporation Law; a Delaware corporation is only dissolved upon the filling of a Certificate of Dissolution. The Company plans to dispose of its remaining assets and resolve any remaining claims, whether known, contingent or unknown, as promptly as reasonably practical.

As note above, the units have always been subject to substantial transfer restrictions under the Company's operating agreement. As a result, the units have never been tradable on a secondary market or the substantial equivalent thereof. Since the Effective Date, the transfer books have been closed and the units may not be transferred, except by will, intestate succession or operation of law.

Under these circumstances, compliance with the reporting requirements of Section 13(a) of the Exchange Act following the Effective Date would be a substantial burden on the Company with no offsetting benefit to any existing member or to any trading market. Moreover, the Company is seeking to curtail expenditures and conserve its remaining cash balance to maximize any future distributions to its members. Any expenses incurred in retaining personnel and preparing Exchange Act reports would reduce the amount that would otherwise be available for distribution to the Company's members. The Company has estimated that the continuing expense associated with preparing and filing its annual and quarterly reports, including fees for independent auditors, outside legal counsel and printing and electronic filing costs, would exceed $1,025,000 through the anticipated completion of the dissolution in 2016. Therefore, continued compliance with the Exchange Act reporting requirements would place an undue administrative and financial burden on the Company and significantly diminish the amount of liquidation proceeds that would otherwise be available for distribution to the Company's members.

The Company has a strong record of making timely disclosures of material developments by filing Current Reports on Form 8-K. The Company would continue filing Current Reports on Form 8-K to disclose any material developments in the course of its process of dissolving, winding up its business, and liquidating. Such developments could include any significant transactions for disposing of the Company's remaining assets, any significant developments in resolving claims or pending litigation, and any additional liquidating distributions to the Company's members, as well as any other events that could materially affect the amount or timing of any further liquidating distributions to the Company's members. In addition, upon completion of this process, the Company would file a final Current Report on Form 8-K. Because the Company does not expect to generate additional material income or incur additional liabilities, the Company believes that future quarterly and annual reports, would provide no additional meaningful information to members or any trading market beyond the information that would be contained in its filings of Current Reports on Form 8-K.

Request for Relief

For the foregoing reasons, on behalf of the Company, we respectfully request that the Staff grant the Company relief from any further reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act, commencing with relief from having to file its Form 10-Q reports for the quarter ending June 30, 2013, provided that the Company undertakes to disclose any material developments relating to the dissolution, winding up, and liquidation of the Company, including any further liquidating distributions and other material payments and expenses related to the dissolution, winding up and liquidation process, and the final dissolution and liquidation of the Company, on Current Reports on Form 8-K, for so long as the Company continues to have reporting obligations under the Exchange Act. The Company undertakes to file a Form 15 to terminate the registration of the Class A units under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act upon the Company's filing of a Certificate of Cancellation under the DLLCA.

In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter via email. If you have any further questions or require additional information, please contact the undersigned by telephone at (404) 572-6785 or by e-mail at eliot.robinson@bryancave.com. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity to discuss with you, in advance of your formal written response, possible alternatives that would permit the Company to receive the requested relief.

Sincerely,

/s/ELIOT W. ROBINSON
Eliot W. Robinson

cc: Terry L. Cook, CIL&D, LLC
Carol Osborne, Bryan Cave LLP